SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ADAPTHEALTH CORP.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

Eric M. Albert

Assured Investment Management LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00653Q102	Page 2

1	NAMES OF REPORTING PERSONS Assured Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,797,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,797,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,797,934
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 63,882,204 shares of Class A Common Stock (as defined in Item 1) outstanding as of November 4, 2020, as reported on Form 10-Q (as defined in Item 5), 9,601,909 shares of Class A Common Stock issuable by the Issuer after the filing of Form 10-Q pursuant to Form 424B3 (as defined in Item 5) and 150,581 shares of Class A Common Stock issued to BMSO (as defined in Item 2) on November 12, 2020.

CUSIP No. 00653Q102	Page 3

1	NAMES OF REPORTING PERSONS Assured Investment Management GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,955,166
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,955,166

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,166
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 63,882,204 shares of Class A Common Stock outstanding as of November 4, 2020, as reported on Form 10-Q, 9,601,909 shares of Class A Common Stock issuable by the Issuer after the filing of Form 10-Q pursuant to Form 424B3 and 150,581 shares of Class A Common Stock issued to BMSO on November 12, 2020.

CUSIP No. 00653Q102	Page 4

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,266,553
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,266,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,266,553
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 63,882,204 shares of Class A Common Stock outstanding as of November 4, 2020, as reported on Form 10-Q, 9,601,909 shares of Class A Common Stock issuable by the Issuer after the filing of Form 10-Q pursuant to Form 424B3 and 150,581 shares of Class A Common Stock issued to BMSO on November 12, 2020.

CUSIP No. 00653Q102	Page 5

1	NAMES OF REPORTING PERSONS BMSB L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,115,972
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,115,972
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 63,882,204 shares of Class A Common Stock outstanding as of November 4, 2020, as reported on Form 10-Q, 9,601,909 shares of Class A Common Stock issuable by the Issuer after the filing of Form 10-Q pursuant to Form 424B3 and 150,581 shares of Class A Common Stock issued to BMSO on November 12, 2020.

CUSIP No. 00653Q102	Page 6

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities Fund II (US) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 150,581
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 150,581
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,581
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 63,882,204 shares of Class A Common Stock outstanding as of November 4, 2020, as reported on Form 10-Q, 9,601,909 shares of Class A Common Stock issuable by the Issuer after the filing of Form 10-Q pursuant to Form 424B3 and 150,581 shares of Class A Common Stock issued to BMSO on November 12, 2020.

CUSIP No. 00653Q102	Page 7

1	NAMES OF REPORTING PERSONS BlueMountain Foinaven GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,613

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 63,882,204 shares of Class A Common Stock outstanding as of November 4, 2020, as reported on Form 10-Q, 9,601,909 shares of Class A Common Stock issuable by the Issuer after the filing of Form 10-Q pursuant to Form 424B3 and 150,581 shares of Class A Common Stock issued to BMSO on November 12, 2020.

CUSIP No. 00653Q102	Page 8

1	NAMES OF REPORTING PERSONS BlueMountain Foinaven Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 688,613
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 688,613

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)

The percentage set forth in Row 13 of this Cover Page is based on the 63,882,204 shares of Class A Common Stock outstanding as of November 4, 2020, as reported on Form 10-Q, 9,601,909 shares of Class A Common Stock issuable by the Issuer after the filing of Form 10-Q pursuant to Form 424B3 and 150,581 shares of Class A Common Stock issued to BMSO on November 12, 2020.

CUSIP No. 00653Q102	Page 9

Item 1. Security of the Issuer.

This Amendment No. 3 amends the Schedule 13D related to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AdaptHealth Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 220 West Germantown Pike, Suite 250, Plymouth Meeting, Pennsylvania 19462.

Item 2. Identity and Background.

Paragraphs (a), (b), (c) and (f) of the Schedule 13D are hereby deleted and replaced with the following:

(a-c) This Statement is being filed by the following beneficial owners of Class A Common Stock (each, a “Reporting Person”):

(i)	BMSB L.P., a Delaware limited partnership (“BMSB”), with respect to the Class A Common Stock directly owned by it;

(ii)	BlueMountain Summit Opportunities Fund II (US) L.P., a Delaware limited partnership (“BMSO”), with respect to the Class A Common Stock directly owned by it;

(iii)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMSB GP”), with respect to the Class A Common Stock directly owned by each of BMSB and BMSO;

(iv)

BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership (“BMFV” and, together with BMSB and BMSO, the “AssuredIM Funds”), with respect to the Class A Common Stock directly owned by it;

(v)	BlueMountain Foinaven GP, LLC, a Delaware limited liability company (“BMFV GP” and, together with BMSB GP, the “General Partners”), with respect to the Class A Common Stock directly owned by BMFV;

(vi)

Assured Investment Management GP Holdings LLC, a Delaware limited liability company (f/k/a BlueMountain GP Holdings, LLC) (“GP Holdings”), which serves as the sole owner of each General Partner, with respect to the Class A Common Stock directly owned by each AssuredIM Fund; and

(vii)

Assured Investment Management LLC, a Delaware limited liability company (f/k/a BlueMountain Capital Management, LLC) (“AssuredIM” or the “Investment Manager”), with respect to the Class A Common Stock directly owned by it and with respect to the Class A Common Stock directly owned by the AssuredIM Funds and over which AssuredIM has investment discretion.

The principal business of: (i) each AssuredIM Fund is to serve as a private investment fund; (ii) each General Partner is to serve as the general partner of the applicable AssuredIM Fund; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as investment manager to, and to make investment decisions on behalf of, certain private investment funds including the AssuredIM Funds.

The executive officers, directors and control persons of the Reporting Persons are as follows:

David Buzen	Chief Executive Officer and Chief Investment Officer of the Investment Manager; Chief Executive Officer and Chief Investment Officer of GP Holdings

Alan Gerstein	Manager of BMSB GP; Manager of BMFV GP

Elizabeth Gile	Manager of BMSB GP

Gary Linford	Manager of BMSB GP; Manager of BMFV GP

Mark Shapiro	Manager of BMSB GP; Manager of BMFV GP

The business address of BMFV is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMSB, BMSO, each General Partner, GP Holdings, the Investment Manager, Mr. Buzen, Mr. Gerstein, Ms. Gile and Mr. Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Linford is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands.

(f) Mr. Buzen, Mr. Gerstein, Ms. Gile and Mr. Shapiro are each U.S. citizens. Mr. Linford is a South African citizen.

CUSIP No. 00653Q102	Page 10

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

Pursuant to the terms of the Exchange Agreement dated as of November 8, 2019 by and among the Issuer, AdaptHealth Holdings, and the other parties thereto (the “Exchange Agreement”), each share of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer, when combined with a common unit representing limited liability company interests in AdaptHealth Holdings (an “LLC Unit”), is exchangeable at any time for one share of Class A Common Stock or, at the Issuer’s election, the cash equivalent to the market value of one share of Class A Common Stock. On November 11, 2020, BMSO delivered notice to the Issuer for the conversion of 150,581 shares of Class B Common Stock and LLC Units pursuant to the terms of the Exchange Agreement. On November 12, 2020, in connection with such conversion, BMSO received 150,581 shares of Class A Common Stock from the Issuer.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of the Schedule 13D are hereby deleted and replaced with the following:

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 63,882,204 shares of Class A Common Stock outstanding as of November 4, 2020, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020 (“Form 10-Q”), 9,601,909 shares of Class A Common Stock issuable by the Issuer after the filing of Form 10-Q pursuant to the Issuer’s Form 424B3 filed on November 9, 2020 (“Form 424B3”) and 150,581 shares of Class A Common Stock issued to BMSO on November 12, 2020. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each General Partner and GP Holdings expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing. AssuredIM expressly declares that this filing shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by the AssuredIM Funds.

None of the Reporting Persons beneficially own any other shares of Class A Common Stock of the Issuer.

(c) During the last 60 days, the Reporting Persons effected the following transactions in the Class A Common Stock:

Date	Reporting Person	Amount	Price per Share	Type of Transaction
November 12, 2020	BMSO	150,581	150,581 shares of Class B Common Stock and LLC Units	conversion of Class B Common Stock and LLC Units into Class A Common Stock

CUSIP No. 00653Q102	Page 11

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: November 16, 2020

ASSURED INVESTMENT MANAGEMENT LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

ASSURED INVESTMENT MANAGEMENT GP HOLDINGS LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: ASSURED INVESTMENT MANAGEMENT GP HOLDINGS LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BMSB L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: ASSURED INVESTMENT MANAGEMENT GP HOLDINGS LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT OPPORTUNITIES FUND II (US) L.P.
BY: BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY: ASSURED INVESTMENT MANAGEMENT GP HOLDINGS LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN FOINAVEN GP, LLC
BY: ASSURED INVESTMENT MANAGEMENT GP HOLDINGS LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

CUSIP No. 00653Q102	Page 12

BLUEMOUNTAIN FOINAVEN MASTER FUND L.P.
BY: BLUEMOUNTAIN FOINAVEN GP, LLC
BY: ASSURED INVESTMENT MANAGEMENT GP
HOLDINGS LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)